Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each and American Depositary Receipts
(“ADRs”) by Directors

The Company was notified on 7 January 2009 that, on 7 January 2009, the following non-executive directors acquired ordinary shares in the capital of the Company at a price of £6.12 per share, having elected to surrender part of their quarterly directors’ fees for this purpose:

Wolfgang Berndt Roger Carr Colin Day Guy Elliott Baroness Hogg The Lord Patten of Barnes	1,639 shares 2,124 shares 222 shares 2,131 shares 502 shares 1,315 shares

The Company was notified on 7 January 2009 that, on 7 January 2009, the following non-executive director acquired ADRs (each representing four ordinary shares in the capital of the Company) at a price of $37.1 per ADR, having elected to surrender part of his quarterly directors’ fees for this purpose:

Raymond Viault 471 ADRs

Following these transactions, the non-executive directors have total interests in ordinary shares in the capital of the Company as shown below:

Wolfgang Berndt Roger Carr Colin Day Guy Elliott Baroness Hogg The Lord Patten of Barnes Raymond Viault	62,482 shares 44,998 shares 222 shares 8,616 shares 502 shares 11,917 shares 4,218 ADRs (representing 16,872 ordinary shares)

The transactions in ordinary shares were carried out in London. The transaction in ADRs was carried out in New York.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176
8 January 2009